Exhibit 11.1

Redwood Trust, Inc.
Computation of Per Share Earnings

	Three Months	Three Months
	Ended	Ended
	March 31, 2005	March 31, 2004
Basic:
Average common shares outstanding	24,357,225	19,427,373

Total	24,357,225	19,427,373

Net Income	$60,561,979	$50,790,699

Per Share Amount	$2.49	$2.61

Diluted:
Average common shares outstanding	24,357,225	19,427,373
Net effect of dilutive stock options outstanding during the period — based on the treasury stock method	663,707	971,387

Total	25,020,932	20,398,760

Net Income	$60,561,979	$50,790,699

Per Share Amount	$2.42	$2.49